Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

STREAMLINE HEALTH SOLUTIONS, INC.

STREAMLINE HEALTH SOLUTIONS, INC., a Delaware corporation (the “Corporation”), does hereby certify that:

FIRST: The name of the Corporation is STREAMLINE HEALTH SOLUTIONS, INC.

SECOND: The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on February 7, 1996.

THIRD: Certificates of Amendment to the original Certificate of Incorporation were filed with the Secretary of State of the State of Delaware on June 26, 2006, August 19, 2014 and May 24, 2021.

FOURTH: The Certificate of Incorporation as previously amended is hereby further amended as follows:

1.	The first paragraph of Article Fourth is deleted in its entirety and replaced with the following:

“The total number of shares of all classes of stock which the Corporation shall have the authority to issue is Ninety Million (90,000,000) shares, consisting of: Eighty-Five Million (85,000,000) shares of Common Stock, par value $.01 per share (the “Common Stock”); and (ii) Five Million (5,000,000) shares of Preferred Stock, par value $.01 per share (the “Preferred Stock”), which Preferred Stock shall have such designations, powers, preferences and rights as may be authorized by the Board of Directors from time to time.”

FIFTH: The foregoing amendment was duly adopted by the Board of Directors and by the stockholders of the Corporation in accordance with the applicable provisions of Sections 211, 222 and 242 of the General Corporation Law of the State of Delaware.

SIXTH: This Certificate of Amendment shall be deemed effective upon its filing with the Secretary of State of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Certificate of Incorporation to be signed this 7th day of June, 2022.

STREAMLINE HEALTH SOLUTIONS, INC.

By:
Name:	Thomas J. Gibson
Title:	Chief Financial Officer